UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2012

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THE SUBSCRIPTION AGREEMENT OF CHINA MERCHANTS NEW ENERGY HOLDINGS LIMITED DATED
APRIL 19, 2012

As previously reported, on January 16, 2012, China Technology Development Group
Corporation (Nasdaq: CTDC; “we” or "the Company") entered into a Framework
Agreement with GCL-Poly Investment Limited (“GCL”) and China Merchants New
Energy Group Limited (“CMNE Group”) to set out their intentions and plans to cooperate on development of roof-top solar power plants and systems in the USA and China (the “Framework Agreement”).
Pursuant to the Framework Agreement, among other things, it was contemplated that CTDC, GCL and CMNE Group would restructure Sinofield Group Limited
(“Sinofield”), CTDC’s wholly-owned subsidiary, as a platform to realize their cooperation on roof-top solar plants in China. The Framework Agreement provided that GCL would subscribe for and purchase newly issued shares of Sinofield in consideration for HK$48 million in cash, and it was expected that GCL would become a 20% shareholder of Sinofield upon closing of the transaction. The
Framework Agreement also provided that CMNE would acquire newly issued shares of
Sinofield in consideration for contributing exclusive rights to develop at least
180 MW roof-top solar plants in China (the “Exclusive Development Rights”), and it was expected that CMNE would become a 55% shareholder of Sinofield upon closing of the transaction. The Exclusive Development Rights are mainly comprised of 25-year exclusive rights to develop solar plants on warehouse rooftops of three enterprises within China: China Merchants Logistics Holding
Co., Ltd., China Merchants Bonded Logistics Ltd. and China Ocean Shipping Agency
Shenzhen Ltd.

On March 27, 2012, CMNE Group and Sinofield entered into a definitive subscription agreement, pursuant to which CMNE Group agreed to subscribe for and purchase from Sinofield, upon the terms and subject to the conditions set forth in the subscription agreement, 220 ordinary shares of Sinofield. In consideration of Sinofield’s allotment and issuance of such ordinary shares,
CMNE Group transferred to Sinofield its entire interest in China Technology New
Energy Limited, which holds the Exclusive Development Rights, based on an agreed value of HK$132,000,000. Upon completion of the subscription on April 2, 2012,
CMNE Group owned 220 ordinary shares of Sinofield and the Company continued to own 100 ordinary shares of Sinofield.  In connection with the transaction, CTNE became a wholly-owned subsidiary of Sinofield and Sinofield changed its name into “China Merchants New Energy Holdings Limited”.

On April 19, 2012, China Merchants New Energy Holdings Limited (formerly known as Sinofield Group Ltd.), or CMNE Holdings, GCL, the Company and CMNE Group
entered into a definitive subscription agreement.  Pursuant to the subscription agreement, GCL agreed to subscribe for and purchase from CMNE Holdings 80 ordinary shares of CMNE Holdings in consideration of HKD48 million, and the
Company and CMNE Group, as shareholders of CMNE Holdings, agreed to certain covenants and undertakings to GCL. As contemplated by the subscription agreement, the Company, as an indirect shareholder of CMNE Holdings undertook to
GCL, among other things, that the Company will:  (a) unconditionally and irrevocably purchase all the outstanding related-party receivables of Trendar in amount of approximately Rmb55 million as of December 31, 2011 in the event that
Trendar fails to collect such receivables in cash from the Company’s related parties within six months following the Closing Date on April 30, 2012; (b) not demand any payment or make any claim against any group member of CMNE Holdings under or in connection with non-trade payables due to the Company and its related parties in a total amount of approximately Rmb18 million within two years after the Closing Date; (c) settle certain non-trade payables in a total amount of approximately Rmb24 million by way of equity investment or by any other settlement method; and (d) together with CMNE Group, jointly and severally, unconditionally and irrevocably purchase the equity interest in or the assets of Trendar for a consideration of no less than HK$60 million upon request of GCL in the event that Trendar fails to realize a net profit after tax of less than HK$15 million for a period commencing on the Closing Date until the first anniversary of the Closing Date. The transaction contemplated by the subscription agreement is scheduled to close on April 30, 2012. Upon completion of the transaction, CMNE Group, the Company and GCL will hold 55%, 25% and 20%, respectively, of the total outstanding ordinary shares of CMNE Holdings.

The complete text of the subscription agreement dated April 19, 2012 is included as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: April 26, 2012	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Execution Copy of the Subscription Agreement Dated April 19, 2012